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                            September 13, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Amendment No. 2 to
Form 10-12B
                                                            Filed August 31,
2022
                                                            File No. 001-41322

       Dear Mr. Kamfar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12B filed August 31, 2022

       Exhibit 99.1
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 87

   1. We note your table at the top of page 88 and your column titled Pro Forma Average Rent.
                                                        Please tell us how you
considered the possibility of this measure being confused with pro forma information
prepared in accordance with Article 11 of Regulation S-X.
                                                        Alternatively, please
revise to recaption the column heading.
 R. Ramin Kamfar
FirstName LastNameR.   Ramin Kamfar
Bluerock Homes  Trust, Inc.
Comapany 13,
September NameBluerock
              2022        Homes Trust, Inc.
September
Page 2    13, 2022 Page 2
FirstName LastName
Interim Financial Statements
Notes to Combined Financial Statements
Note 8 - Preferred Equity Investments
Peak Housing Interests and Financing, page F-17

2. We note your table at the top of page F-16 appears to indicate that you do not consolidate
         Peak Housing. We further note your disclosure on page F-17 appears to indicate that you may consolidate certain entities that constitute Peak Housing. In light of the disclosures on page F-16 and F-17, we are unclear if you consolidate any entities that are also reflected within your $20,318,000 preferred equity investment that you have identified as
         Peak Housing. Please clarify for us if you consolidate any entities that are also reflected within the $20,318,000 preferred equity investment. To the extent you consolidate any such entities, please tell us how you determined it is appropriate to also reflect those entities within the $20,318,000 preferred equity investment on your balance sheet at June
         30, 2022. Within your response, please reference the authoritative accounting literature management relied upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Victor Goldfeld, Esq.